FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 17, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces Second Quarter 2020 Results
2.	Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements As at June 30, 2020 (Unaudited)

CELLCOM ISRAEL ANNOUNCES
SECOND QUARTER 2020 RESULTS
------------------------
Cellcom Israel concludes the second quarter of 2020 with a
loss of NIS 46 million compared to a loss of NIS 35 million in the corresponding quarter of 2019.

  Adjusted EBITDA1 decreased to NIS 222 million.

Free cash flow1 for the quarter totaled NIS 24 million compared to
NIS 55 million in the corresponding quarter of 2019, results mainly from grant payments in an amount of NIS 40 million in respect of a voluntary retirement plan.

Second Quarter 2020 Highlights (compared to second quarter of 2019):

◾	Total Revenues totaled NIS 855 million ($247 million) compared to NIS 920 million ($265 million) in the second quarter last year, a decrease of 7.1%

◾	Service revenues totaled NIS 683 million ($197 million) compared to NIS 695 million ($201 million) in the second quarter last year, a decrease of 1.7%

◾	Operating loss totaled NIS 22 million ($6 million) compared to Operating income of NIS 6 million ($2 million) in the second quarter last year

◾	Loss totaled NIS 46 million ($13 million) compared to NIS 35 million ($10 million) in the second quarter last year

◾	Adjusted EBITDA[1] totaled NIS 222 million ($64 million) compared to NIS 233 million ($67 million) in the second quarter last year, a decrease of 4.7%

◾	Net cash from operating activities totaled NIS 196 million ($57 million) compared to NIS 219 million ($63 million) in the second quarter last year, a decrease of 10.5%

◾	Free cash flow[1] totaled NIS 24 million ($7 million) compared to NIS 55 million ($16 million) in the second quarter last year, a decrease of 56.4%

1 Please see "Use of Non-IFRS financial measures" section in continued of this press release.
2 As of January 1, 2019 the Company is applying International Financial Reporting Standard IFRS 16, Leases. The effects of applying the standard in the second quarter of 2020 and the second quarter of 2019 amounted to an increase of NIS 66 million and NIS 68 million in Adjusted EBITDA respectively, an increase of NIS 56 million and NIS 59 million in Cash flows from operating activities respectively.

Avi Gabbay, the Company's Chief Executive Officer, referred to the results of the second quarter of 2020:

"In the second quarter we dealt with the impact of the Corona virus crisis which led to a decrease in the Company's revenues. Thanks to a quick response by the Company's management in cooperation with the employee's representatives, we were able to reduce operating expenses and offset a significant part of the effects of the crisis and provide a very good service to our customers, despite the limitations of the pandemic quarantine and the social distance-working requirement.

We are currently continuing to take comprehensive and in-depth actions to generate further efficiencies and improve the Company's financial and operational parameters. The steps we are taking today are expected to allow the Company to deal with the Corona virus crisis and emerge from it a more efficient and focused Company.

We recently successfully concluded our participation in the frequency tender which includes the 5G frequencies. We are very pleased with the results, that will enable us to launch a new network and we intend to provide our customers with a fast, widely deployed and quality network.

Currently, there are over 400,000 households at buildings that are connected to IBC's fiber infrastructure. We continue to focus on transferring our internet and television customers to fiber infrastructure while improving the segment profitability, and reducing payments to Bezeq.

I am pleased to announce that we have received all the regulatory approvals required for the purchase of Golan Telecom. The execution of the transaction will strengthen Cellcom Israel's position as a leading communications company and is expected to make a significant addition to the Company's Adjusted EBITDA and Free Cash Flow."

Areli Beker, the Company's replacement Chief Financial Officer, said:

"The results of the second quarter were adversely affected by the Corona crisis which mainly caused a decrease in roaming service revenues from the Company's customers abroad and from tourists arriving in Israel. In addition, there was a decrease in revenues from end-user equipment as a result of the temporary closure of service centers and points of sale during the quarter. The Company management has taken steps to reduce operating expenses during the closure period in order to mitigate the effect of the decrease in revenues. We expect that also the remaining quarters of this year will be adversely affected by Corona virus crisis.

The Company continues to experience increase in the fixed-line segment revenues thanks to the recruitment of new internet and television customers and the transfer of existing customers to the fiber infrastructure.

The Company's Adjusted EBITDA in the second quarter of 2020 totaled NIS 222 million, a 4.7% decrease compared to the corresponding quarter in 2019, resulting from a decrease in the Company's revenues, which was partially offset by a temporary decrease in salary expenses as a result of placing employees on temporary unpaid leave. Further, the Company reduced its marketing and sales expenses by temporarily closing its frontal points of sale and reducing its salesforce. In addition, the Company continues the process of streamlining its salaries expenses and operating expenses.

The Company's depreciation expenses increased during the quarter mainly due to the acceleration of the depreciation of its CRM system, after resolving to replace it with another system.

Free Cash Flow for the second quarter of 2020 totaled NIS 24 million, compared to NIS 55 million in the corresponding quarter. The low free cash flow in the second quarter was mainly due to  payment for early retirement grants as part of the early retirement plan.

The Company's Board of Directors decided not to distribute dividends for the second quarter of 2020, in light of the continued increased competition in the market and its negative impact on the Company's operating results and in order to continue to strengthen the Company's balance sheet. The board of directors will review its decision in accordance with the development of market conditions and, taking into account the Company's needs."

Netanya, Israel – August 17, 2020 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the second quarter of 2020.

The Company reported that revenues for the second quarter of 2020 totaled NIS 855 million ($247 million); Adjusted EBITDA for the second quarter of 2020 totaled NIS 222 million ($64 million), or 26.0% of total revenues; loss for the second quarter of 2020 totaled NIS 46 million ($13 million). Basic loss per share for the second quarter of 2020 totaled NIS 0.30 ($0.09).

Main Consolidated Financial Results:

	Q2/2020	Q2/2019	Change%	Q2/2020	Q2/2019
	NIS million			US$ million (convenience translation)
Total revenues	855	920	(7.1)%	247	265
Operating Income (loss)	(22)	6	N/A	(6)	2
Loss	(46)	(35)	31.4%	(13)	(10)
Free cash flow	24	55	(56.4)%	7	16
Adjusted EBITDA	222	233	(4.7)%	64	67
Adjusted EBITDA, as percent of total revenues	26.0%	25.3%	2.8%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q2'20	Q2'19	Change %	Q2'20	Q2'19	Change %	Q2'20	Q2'19	Q2'20	Q2'19	Change %
Total revenues	532	582	(8.6)%	364	375	(2.9)%	(41)	(37)	855	920	(7.1)%
Service revenues	385	420	(8.3)%	339	312	8.7%	(41)	(37)	683	695	(1.7)%
Equipment revenues	147	162	(9.3)%	25	63	(60.3)%	-	-	172	225	(23.6)%
Adjusted EBITDA	125	163	(23.3)%	97	70	38.6%	-	-	222	233	(4.7)%
Adjusted EBITDA, as percent of total revenues	23.5%	28.0%	(16.1)%	26.6%	18.7%	42.2%			26.0%	25.3%	(2.8)%

(*)       The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)     The segment includes landline telephony services, internet services, television services, transmission services, end user fixed-line equipment and supplemental services.

(***)   Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (second quarter of 2020 compared to second quarter of 2019):

Revenues for the second quarter of 2020 decreased 7.1% totaling NIS 855 million ($247 million), compared to NIS 920 million ($265 million) in the second quarter last year. The decrease in revenues is mainly attributed to a 23.6% decrease in equipment revenues and a 1.7% decrease in service revenues.

Service revenues totaled NIS 683 million ($197 million) in the second quarter of 2020, a 1.7% decrease from NIS 695 million ($201 million) in the second quarter last year.

Service revenues in the cellular segment totaled NIS 385 million ($111 million) in the second quarter of 2020, a 8.3% decrease from NIS 420 million ($121 million) in the second quarter last year. This decrease resulted mainly from decrease of the Company's roaming services activities as a result of the Corona virus crisis.

Service revenues in the fixed-line segment totaled NIS 339 million ($98 million) in the second quarter of 2019, a 8.7% increase from NIS 312 million ($90 million) in the second quarter last year.  The increase resulted mainly from an increase in revenues from internet and TV services and increase in revenues from minutes sales among international operators (hubbing services).

Equipment revenues totaled NIS 172 million ($50 million) in the second quarter of 2020, a 23.6% decrease compared to NIS 225 million ($65 million) in the second quarter last year. The decrease resulted mainly from a decrease in the quantity of end user equipment sold in the fixed-line and cellular segments, which was affected as a result of Corona crisis by the temporary closure of the Company's points of sale and walk in centers during this quarter in accordance with the restrictions imposed on the economy.

Cost of revenues for the second quarter of 2020 totaled NIS 664 million ($192 million), a 2.2% decrease compared to NIS 679 million ($196 million) in the second quarter of 2019. This decrease resulted mainly from decrease in the quantity of end user equipment sold in the fixed-line and cellular segments, decrease in the roaming expenses as a result of the Corona virus crisis and decrease in other operational expenses.

Gross profit for the second quarter of 2020 decreased 20.7% to NIS 191 million ($55 million), compared to NIS 241 million ($70 million) in the second quarter of 2019. Gross profit margin for the second quarter of 2020 amounted to 22.3%, down from 26.2% in the second quarter of 2019.

Selling, Marketing, General and Administrative Expenses and Credit losses ("SG&A Expenses") for the second quarter of 2020 decreased 8.7% to NIS 220 million ($63 million), compared to NIS 241 million ($70 million) in the second quarter of 2019. This decrease resulted mainly from a decrease in salaries and advertising expenses as a result of the temporary closure of the company's points of sale and sending employees on unpaid leave (that ended) following the Corona virus, as well from the company's workforce streamlining due to the retirement of employees as part of the voluntary retirement plan which was recorded in the fourth quarter of 2019. This decrease was partially offset by increase in depreciation expenses following accelerated depreciation of the CRM system in an amount of NIS 17 million as a result of replacing it with another system in the next year.

Operating loss for the second quarter of 2020 totaled NIS 22 million ($6 million), compared to operating income of NIS 6 million ($2 million) in the second quarter of 2019. The operating loss includes the accelerated depreciation of the CRM system in an amount of NIS 17 million.

Adjusted EBITDA for the second quarter of 2020 decreased by 4.7% totaling NIS 222 million ($64 million) compared to NIS 233 million ($67 million) in the second quarter of 2019. Adjusted EBITDA as a percent of revenues for the second quarter of 2020 totaled 26.0%, up from 25.3% in the second quarter of 2019.

Cellular segment Adjusted EBITDA for the second quarter of 2020 totaled NIS 125 million ($36 million), compared to NIS 163 million ($47 million) in the second quarter last year, a  decrease of 23.3%, which resulted mainly from a decrease in roaming services activities and a decrease in the contribution of end-user equipment sales following the temporary closure of the frontal selling points and the temporary reduction of their costs as a result of the Corona virus pandemic. This decrease was partially offset as a result of reduction in operating expenses incurred by the Company, such as placing employees on unpaid leave (that ended) and savings in current operating expenses during the quarter.

Fixed-line segment Adjusted EBITDA for the second quarter of 2020 totaled NIS 97 million ($28 million), compared to NIS 70 million ($20 million) in the second quarter last year, a 38.6% increase, which resulted mainly from increase in activity in internet and TV fields and decrease in operating expenses.

Financing expenses, net for the second quarter of 2020 totaled NIS 34 million ($10 million), compared with NIS 52 million ($15 million) in the second quarter of 2019, a decrease of 34.6%, which resulted mainly from a decrease in interest expenses and linkage differences to the consumer price index in connection with the Company's debentures and a decrease in the volume of the Company's debt.

Loss for the second quarter of 2020 totaled NIS 46 million ($13 million), compared with loss of NIS 35 million ($10 million) in the second quarter of 2019.

Basic loss per share for the second quarter of 2020 totaled NIS 0.30 ($0.09), similar to basic loss per share of NIS 0.30 ($0.09) in the second quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q2/2020	Q2/2019	Change (%)
Cellular subscribers at the end of period (in thousands)	2,734	2,745	(0.4)%
Churn Rate for cellular subscribers (in %)	8.7%	11.3%	(23.0)%
Monthly cellular ARPU (in NIS)	46.9	51.9	(9.6)%

Cellular subscriber base - Cellular subscriber base of the company decreased by 13,000 subscribers (all of them prepaid subscribers) during the second quarter of 2020 and was approximately 2.734 million subscribers.

Cellular Churn Rate for the second quarter of 2020 totaled 8.7%, compared to 11.3% in the second quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for the second quarter of 2020 totaled 46.9 NIS ($13.5), compared to NIS 51.9 ($14.9) in the second quarter last year. The decrease in ARPU resulted mainly from decrease in demand for the Company's roaming services and the ongoing erosion in the prices of cellular services.

Main Performance Indicators - Fixed-line segment:

	Q2/2020	Q2/2019	Change (%)
Internet infrastructure field subscribers - (households) at the end of period (in thousands)	283	278	1.8%
TV field subscribers - at the end of period (in thousands)	245	239	2.5%

In the second quarter of 2020, the Company's subscriber base in the TV field decreased by approximately 1,000 net subscribers and the Company's subscriber base in the internet infrastructure field increased by approximately 4,000 net households. The decrease in the subscriber base in the TV field was due to a change in the counting method. During this quarter, the Company changed the way of counting TV subscribers by advancing the date of withdrawal from its subscriber base, from the date of returning the equipment to the Company to the date in which the subscriber's request to disconnect from the service was received. The Company applied the change retroactively and as a result deleted approximately 5,000 subscribers.

Financing and Investment Review

Cash Flow

Free cash flow for the second quarter of 2020 totaled NIS 24 million ($7 million), compared to NIS 55 million ($16 million) in the second quarter of 2019, a 56.4% decrease. The decrease in free cash flow resulted mainly from grant payments in an amount of NIS 40 million in respect of a voluntary retirement plan recorded in 2019 and a decrease in receipts from customers which was offset by a decrease in payments to suppliers and decrease in salary payments.

Total Equity

Total Equity as of June 30, 2020 amounted to NIS 1,874 million ($541 million). During the quarter, options in an amount of NIS 48 million were exercised.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During the second quarter of 2020, the Company invested NIS 114 million ($33 million) in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS 15), compared to NIS 113 million ($33 million) in the second quarter of 2019.

Dividend

On August 16 2020, the Company's Board of Directors decided not to declare a cash dividend for the second quarter of 2020. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2019 on Form 20-F dated March 23, 2020, or the 2019 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Other developments during the second quarter of 2020 and subsequent to the end of the reporting period

Golan Transaction

Following its previous announcements regarding a binding memorandum of understanding for the purchase of Golan Telecom and approval of the transaction by the Israeli Competition Authority, the Israeli Ministry of Communications approved the transaction subject to certain conditions, including turning Golan Telecom into an MVNO for an interim period and a demand that Golan Telecom will return certain monetary benefits Golan Telecom previously received, in the sum of approximately NIS 75 million, which Golan Telecom disputes. A final decision by the MOC regarding such dispute shall be made at a later date. The Company is evaluating the conditions.

Update On The Corona Virus And Implications

Following previous announcements, the Company's results for the second quarter of 2020 continues to reflect the negative effects of the Corona virus pandemic on the Company's roaming services and end-user equipment sales.

As previously announced, the Company expects its roaming services to continue to be adversely affected by the Corona virus pandemic through 2020.

For additional details see the Company's 2019 Annual Report under "Item 3. Risk Factors – The Corona Virus may adversely affect our results of operations" and "Item 5. Operating and Financial Review and Prospects – A. Operating Results - Overview – General".

Regulation

Conclusion of the Frequencies tender

The frequencies tender which includes frequencies for 5G services that was previously reported by the Company, took place in August 2020. The Company and its partners to the shared cellular network - Golan and Marathon 018 Xfone won 10MHz in the 700MHz frequencies band, 20MHz in the 2600MHz frequencies band and 100MHz in the 3500-3800 MHz frequencies band (as did the other participants) and will pay for such frequencies (in September 2022) license fees in an amount of approximately NIS 115 million. The frequencies won are sufficient for the shared network needs in both quantity and quality.

For additional details see the Company's 2019 Annual Report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results", "We face intense competition in all aspects of our business", "We may not be able to obtain permits to construct and operate cell sites", "We may be required to indemnify certain local planning and building committees in respect of claims against them", "- We may be adversely affected by significant technological and other changes in the cellular communications industry" and "Item 4. Information on The Company – B. Business Overview – Network and Infrastructure- Spectrum allocation", " – Government Regulations – Permits for cell site construction".

Fiber-optic deployment policy – Updates

In July 2020, the Israeli Minister of Communications announced that subject to certain modifications, he had resolved to adopt the recommendations of the inter-ministry team, which was tasked with examining the need to update the fiber-optic deployment and service obligations of landline operators who own their own infrastructure, which were published in November 2019 in relation to Bezeq, the Israeli Communications Company Ltd., and in June 2020, in relation to Hot Telecom L.P., or Hot. In respect of HOT, the resolution includes, among others, the following: (1) Hot will be subject to a minimum deployment obligation of 30%, as well as an obligation to meet a 1:1 deployment ratio between the periphery and the center of Israel, in case it chooses to deploy an ultra-broadband network that is not based on its existing access infrastructure; (2)  Hot will be able to participate in the competitive procedures for the deployment of advanced infrastructure (which the team referred to in its recommendations regarding Bezeq) that are not based on Hot's existing access network; (3) Hot will be able to use ultra-boardband networks of other operators in areas where these operators are required to provide a wholesale service, through the wholesale market.

With respect of the beginning of funds collection for the trust and the competitive procedure, the resolution determines: (1) to advnace the collection of funds for the trust to be established for deployment of advanced infrastructure in incentive areas by one year, to begin in 2021; (2) in the first three years of the trust's operation it will be possible to consider various criteria for selecting winners in the competitive procedure beyond the test of economic efficiency, in a scope of 10% of the households to be deployed in the incentive areas each year;

In June 2020, the Israeli Ministry of Communications resolved that in providing fiber-optic Internet connectivity services to private subscribers, license holders will not be able to offer subscribers offers on different terms or at a different rate, based on the proposed infrastructure.

In July 2020, the Ministry of Communications resolved that a holder of a general license to provide landline services which is interested in deploying fiber optic infrastructure in an existing building (five apartments or more) should offer other such license holders to jointly use the fiber infrastructure to be deployed in the building and bear its relative share of the infrastructure costs. The fiber-optic infrastructure that will be deployed in the building must allow for future joint usage of at least one more license holder in addition to the operators who have agreed on the joint usage.

For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 3. Key Information – D. Risk Factors – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results","- We face intense competition in all aspects of our business" and "Item 4. Information on The Company – B. Business Overview – Competition – Fixed-line Segment" and "- Government Regulations – Fixed-line Segment – Wholesale land-line market".

Structural Separation – Update; Further leniencies on Marketing bundled services in the Hot Group

In June 2020, the inter-ministry team appointed by the Israeli Ministry of Communications in June 2018 to examine the update of the structural separation obligation in Bezeq and Hot Groups submitted its recommendations to the Israeli Minister of Communications (which were also filed with the Israeli Supreme Court in response to the petition filed by Bezeq requesting the immediate cancelation of the structural separation imposed on it). According to the recommendations the current provisions regarding structural separation in Bezeq and Hot groups should not be revoked at this time and should be further examined pursuant to changes in the market. At the same time, the team concluded that certain changes could be made to the overall regulation, which would also affect the structural separation in the Bezeq and Hot groups.

Further in June 2020, the Israeli Ministry of Communications resolved to allow Hot and Hot Communications Systems Ltd. to market bundled services for the private sector that also include the connectivity services of their affiliate Hot-Net , as of 15.7.2020, under certain conditions. For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 3. Key Information – D. Risk Factors – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results" and "Item 4. Information on the Company – B. Business Overview - Competition - Communications groups and structural separation";  "Government Regulations – Fixed-line Segment – Wholesale landline market "

Holdings of Israeli entities in the Company

In July 2020, the Israeli Ministry of communication resolved to amend the Company's license in a way that (1) the requirement for a minimum holding of 5% of the issued capital and each of the other means of control of the licensee by Israeli entities (Israeli citizens and residents) who are among the founding shareholders or their successors, and (2) the appointment of one tenth of the members of the licensee's board of directors by such Israeli entities, will be void once the licensee receives alternate instructions by the Israeli General Security Service. The Company has not yet received such instructions .For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 3. Key Information – D. Risk Factors – There are certain restrictions in our licenses relating to the ownership of our shares" and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment ".

Changes to the Board of Directors

In June 2020, Mr. Samy Bakalash resigned his office as director of the Company, following his appointment as CEO of the Israeli Parliament.

In August 2020, Mr. Ephraim Kunda completed his term as a director of the company.

For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 6. Directors, Senior Management and Employees" – A. Directors and Senior Management" and the Company's current report on Form 6-K dated June 16, 2020.

Share Incentive Plan

In June 2020, the Company's board of directors resolved to grant employees of the Company (who are not office holders or directors) a total amount of approximately 2.416 million options at an exercise price of NIS 12.35 and approximately 631 thousand RSUs, under the Company's 2015 Share Incentive Plan, in accordance with the provisions of the previously announced February 2020 collective employment agreement.

In June 2020, the Company's board of directors resolved to grant approximately 4.03 million options under the Company's 2015 Share Incentive Plan, to certain non-directors office holders (preceded by the Company's compensation committee's resolution to that end) and certain senior employees, to be vested in three equal installments on each of the first, second and third anniversary of the grant at an exercise price of NIS 13.16 for the first installment, NIS 14.21 for the second installment and NIS 15.40 for the third installment. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second and third installments may be exercised within 12 month from their vesting.

For additional details see the Company's most recent annual report for the year ended December 31, 2019 on Form 20-F, filed on March 23, 2020, under "Item 6. Directors, senior management and employees – D. Employees" and E. Share Ownership – Share Incentive Plan" and the Company's current report on Form 6-K dated June 7 and 16, 2020.

Conference Call Details

The Company will be hosting a conference call regarding its results for the second quarter of 2020 on Monday, August 17, 2020 at 10:00 am ET, 07:00 am PT, 3:00 UK time, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141

Israel Dial-in Number: 03 918 0609          International Dial-in Number: +972 3 918 0609

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.734 million cellular subscribers (as at June 30, 2020) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.  Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2019 Annual Report.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.466 = US$ 1 as published by the Bank of Israel for June 30, 2020.

Use of non-IFRS financial measures

Adjusted EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. Adjusted EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to Adjusted EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Areli Beker Replacement Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

			Convenience
			translation
			into US dollar
	June 30,	June 30,	June 30,	December 31,
	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	855	919	265	1,006
Current investments, including derivatives	428	488	141	473
Trade receivables	1,124	1,106	319	1,142
Current tax assets	8	3	1	3
Other receivables	81	86	25	69
Inventory	60	94	27	66

Total current assets	2,556	2,696	778	2,759

Trade and other receivables	836	692	200	782
Property, plant and equipment, net	1,639	1,335	385	1,432
Intangible assets and others, net	1,306	1,249	360	1,294
Investments in equity accounted investees	-	146	42	150
Right-of-use assets, net and Investment property	759	664	192	745

Total non- current assets	4,540	4,086	1,179	4,403

Total assets	7,096	6,782	1,957	7,162

Liabilities
Current maturities of debentures and of loans from financial institutions	512	324	93	509
Current maturities of lease liabilities	218	212	61	226
Trade payables and accrued expenses	692	615	177	687
Current tax liabilities	-	5	1	6
Provisions	103	94	27	99
Other payables, including derivatives	258	235	69	299

Total current liabilities	1,783	1,485	428	1,826

Long-term loans from financial institutions	300	163	47	300
Debentures	2,711	2,711	782	2,511
Long-term lease liabilities	556	471	136	533
Provisions	21	23	7	22
Other long-term liabilities	4	3	1	4
Liability for employee rights upon retirement, net	14	18	5	19
Deferred tax liabilities	79	34	10	60

Total non- current liabilities	3,685	3,423	988	3,449

Total liabilities	5,468	4,908	1,416	5,275

Equity attributable to owners of the Company
Share capital	1	2	1	2
Share premium	335	702	203	623
Receipts on account of share options	-	15	4	24
Retained earnings	1,290	1,155	333	1,236

Non-controlling interest	2	-	-	2

Total equity	1,628	1,874	541	1,887

Total liabilities and equity	7,096	6,782	1,957	7,162

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income (Unaudited)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	1,848	1,747	504	920	855	247	3,708
Cost of revenues	(1,374)	(1,308)	(377)	(679)	(664)	(192)	(2,725)

Gross profit	474	439	127	241	191	55	983

Selling and marketing expenses	(307)	(264)	(76)	(149)	(119)	(34)	(610)
General and administrative expenses	(149)*	(169)	(49)	(82)*	(90)	(26)	(300)*
Credit losses	(14)*	(22)	(6)	(10)*	(11)	(3)	(29)*
Other income (expenses), net	11	12	3	6	7	2	(20)

Operating profit (loss)	15	(4)	(1)	6	(22)	(6)	24

Financing income	29	6	2	12	10	3	49
Financing expenses	(108)	(104)	(30)	(64)	(44)	(13)	(193)
Financing expenses, net	(79)	(98)	(28)	(52)	(34)	(10)	(144)

Share in losses of equity accounted investees	-	(7)	(2)	-	(2)	(1)	(10)

Loss before taxes on income	(64)	(109)	(31)	(46)	(58)	(17)	(130)

Tax benefit	13	20	6	11	12	4	23
Loss for the period	(51)	(89)	(25)	(35)	(46)	(13)	(107)
Attributable to:
Owners of the Company	(51)	(89)	(25)	(35)	(46)	(13)	(107)
Non-controlling interests	-	-	-	-	-	-	-
Loss for the period	(51)	(89)	(25)	(35)	(46)	(13)	(107)

Loss per share
Basic loss per share (in NIS)	(0.44)	(0.60)	(0.17)	(0.30)	(0.30)	(0.09)	(0.90)

Diluted loss per share (in NIS)	(0.44)	(0.60)	(0.17)	(0.30)	(0.30)	(0.09)	(0.90)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	116,196,729	148,643,153	148,643,153	116,196,729	149,227,462	149,227,462	118,376,455

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	116,196,729	148,643,153	148,643,153	116,196,729	149,227,462	149,227,462	118,376,455

* Reclassified.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Loss for the period	(51)	(89)	(25)	(35)	(46)	(13)	(107)
Adjustments for:
Depreciation and amortization	439	460	133	225	240	69	898
Share based payments	2	8	2	2	4	1	8
Loss from (Gain on) sale of property, plant and equipment and intangible assets	1	-	-	1	-	-	(8)
Net change in fair value of investment property	-	3	1	-	1	-	6
Gain on sale of shares in a consolidated company	-	(1)	-	-	(1)	-	-
Tax benefit	(13)	(20)	(6)	(11)	(12)	(4)	(23)
Financing expenses, net	79	98	28	52	34	10	144
Other expenses	-	-	-	-	-	-	3
Share in losses of equity accounted investees	-	7	2	-	2	1	10

Changes in operating assets and liabilities:
Change in inventory	34	(28)	(8)	25	(22)	(6)	28
Change in trade receivables (including long-term amounts)	51	113	33	67	41	12	80
Change in other receivables (including long-term amounts)	1	(26)	(8)	(12)	(19)	(5)	13
Changes in trade payables, accrued expenses and provisions	(10)	(28)	(8)	(93)	19	4	(27)
Change in other liabilities (including long-term amounts)	3	(38)	(11)	8	(36)	(10)	23
Payments for derivative hedging contracts, net	(7)	(17)	(5)	(6)	(5)	(2)	(10)
Income tax paid	(7)	(6)	(2)	(4)	(4)	(1)	(12)
Income tax received	-	-	-	-	-	-	10
Net cash from operating activities	522	436	126	219	196	56	1,036

Cash flows from investing activities
Acquisition of property, plant and equipment	(186)	(137)	(39)	(59)	(71)	(20)	(324)
Acquisition of intangible assets and others	(111)	(95)	(27)	(54)	(43)	(12)	(233)
Investment in equity accounted investee	-	(3)	(1)	-	-	-	(157)*
Change in current investments, net	(9)	(45)	(13)	(11)	(54)	(16)	(49)
Receipts for other derivative contracts, net	8	11	3	7	1	-	9
Proceeds from sale of property, plant and equipment and intangible assets	-	-	-	-	-	-	181
Interest received	7	5	1	3	4	1	13
Cash disposed from sale of shares in a consolidated company	-	(4)	(1)	-	(4)	(1)	-
Net cash used in investing activities	(291)	(268)	(77)	(114)	(167)	(48)	(560)

* Reclassified.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd) (Unaudited)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	-	(1)	-	-	-	-	(2)
Receipt of long-term loan from financial institutions	150	-	-	-	-	-	150
Repayment of long-term loans from financial institutions	(212)	(100)	(29)	(212)	(100)	(29)	(212)
Repayment of debentures	(308)	(223)	(65)	-	-	-	(504)
Repurchase of own debentures	-	-	-	-	-	-	(10)
Proceeds from issuance of debentures, net	-	194	56	-	194	56	-
Interest paid	(86)*	(77)	(22)	(16)*	(14)	(4)	(151)
Equity offering	-	5	1	-	5	1	309
Proceeds from exercise of share options	-	65	19	-	48	14	4
Payment of principal of lease liabilities	(122)*	(118)	(34)	(53)*	(50)	(14)	(256)

Net cash from (used in) financing activities	(578)	(255)	(74)	(281)	83	24	(672)

Changes in cash and cash equivalents	(347)	(87)	(25)	(176)	112	32	(196)

Cash and cash equivalents as at the beginning of the period	1,202	1,006	290	1,031	807	233	1,202
Cash and cash equivalents as at the end of the period	855	919	265	855	919	265	1,006

* Reclassified.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

Adjusted EBITDA

The following is a reconciliation of loss to Adjusted EBITDA:

	Three-month period ended June 30,			Year ended December 31,
	2019	2020	Convenience translation into US dollar 2020	2019
	NIS millions		US$ millions	NIS millions
Loss for the period	(35)	(46)	(13)	(107)
Tax benefit	(11)	(12)	(4)	(23)
Financing income	(12)	(10)	(3)	(49)
Financing expenses	64	44	13	193
Other income	-	-	-	10
Depreciation and amortization	225	240	69	898
Share of loss of equity accounted investees (net of income tax)	-	2	1	10
Share based payments	2	4	1	8
Adjusted EBITDA	233	222	64	940

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
	2019	2020	Convenience translation into US dollar 2020	2019
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	161	140	40	756
Cash flows from investing activities	(115)	(167)	(48)	(560)
Sale of short-term tradable debentures and deposits (**)	9	51	15	38
Investment in equity accounted investees	-	-	-	157
Free cash flow	55	24	7	391

(*)   Including the effects of exchange rate fluctuations in cash and cash equivalents and lease payments.
(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2019	Q2-2019	Q3-2019	Q4-2019	Q1-2020	Q2-2020	FY-2019

Cellular service revenues	404	420	439	416	396	385	1,679
Fixed-line service revenues	317	312	311	318	327	339	1,258

Cellular equipment revenues	158	162	172	169	156	147	661
Fixed-line equipment revenues	92	63	47	69	54	25	271

Consolidation adjustments	(43)	(37)	(41)	(40)	(41)	(41)	(161)
Total revenues	928	920	928	932	892	855	3,708

Cellular adjusted EBITDA	146	163	185	133	131	125	627
Fixed-line adjusted EBITDA	78	70	86	79	113	97	313
Total adjusted EBITDA	224	233	271	212	244	222	940

Operating profit (loss)	9	6	36	(27)	18	(22)	24
Financing expenses, net	27	52	31	34	64	34	144
Loss for the period	(16)	(35)	(2)	(54)	(43)	(46)	(107)

Free cash flow	46	55	234	56	57	24	391

Cellular subscribers at the end of period (in 000's)	2,853	2,745	2,767	2,744	2,747	2,734	2,744
Monthly cellular ARPU (in NIS)	47.2	51.9	53.2	50.5	48.1	46.9	50.7
Churn rate for cellular subscribers (%)	11.0%	11.3%	11.4%	11.3%	8.8%	8.7%	48.8%

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2020

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.06.2020					As of 13.08.2020		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
H (4)(5)(6)**	08/07/14 03/02/15* 11/02/15*	949.624	721.714	685.749	6.93	692.679	584.664	607.759	572.987	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(6)**	08/07/14 03/02/15* 11/02/15* 28/03/16*	804.010	643.208	628.263	12.913	641.176	567.309	562.807	548.251	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	25/09/16	103.267	104.088	103.526	1.237	104.763	96.245	103.267	103.431	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	25/09/16 01/07/18* 10/12/18*	710.634	710.634	706.413	12.234	718.647	677.163	710.634	706.459	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L (4)(5)(7)**	24/01/18 10/12/18* 12/05/20*	835.937	824.979	773.754	10.001	783.755	717.731	824.979	774.498	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,403.472	3,004.623	2,897.705	43.315	2,941.020	2,643.112	2,809.446	2,705.626

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2019 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of June 30, 2020 the net leverage *** was 1.97. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments other than regarding Series L. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively. (7) In December 2019, the Company repurchased Series L Debentures for approximately NIS 10 million.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series. (**) As of June 30, 2020, debentures Series H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements. (***) Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) on the Adjusted EBITDA for the year ended in June 30, 2020. For details of the effects of IFRS 16 on the Company's results see footnote 2 on page 1 of this press release and note 2 F to the Company's financial statement for the period ended on December 31, 2019.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2020 (cont`d)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.06.2020 (1)	Rating as of 13.08.2020	Rating assigned upon issuance of the Series	Recent date of rating as of 13.08.2020	Additional ratings between original issuance and the recent date of rating as of 13.08.2020 (2)
Rating
H	S&P Maalot	A	A	A+	05/2020	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	A+,A(2)
I	S&P Maalot	A	A	A+	05/2020	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	A+,A(2)
J	S&P Maalot	A	A	A+	05/2020	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	A+,A(2)
K	S&P Maalot	A	A	A+	05/2020	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	A+,A(2)
L	S&P Maalot	A	A	A+	05/2020	01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	A+,A(2)

(1)	In August 2019, S&P Maalot updated the Company's rating outlook from an "“ilA+/negative” to an “ilA/negative”.

(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018 S&P Maalot affirmed the Company's rating of “ilA+/stable”. In March 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/stable" to an “ilA+/negative”. In August 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/negative" to an “ilA/negative”. In May 2020, S&P Maalot affirmed the Company's rating of “ilA/negative”. For details regarding the rating of the debentures see the S&P Maalot report dated May 10, 2020, included in the Company's current report filled in the Israeli Securities Authority website ("MAGNA") on May 10, 2020.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 30.06.2020	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution (2)(3)(4)(5)(6)	06/2016	50	4.60%	30.06.18	30.06.21	June-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from financial institution(2)(3)(4)(5)(6)	06/2017	100	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Loan from bank(2)(3)(4)(5)(6)	03/2019	150	4.00%	31.03.21	31.03.24	March-31 and September-30, commencing September 30, 2019 through March 31, 2024	Not linked
Total		300

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2019 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of June 30, 2020 the net leverage* was 1.97. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee.

(*) Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) on the Adjusted EBITDA for the year ended in June 30, 2020. For details of the effects of IFRS 16 on the Company's results see footnote 2 on page 1 of this press release and note 2 F to the Company's financial statement for the period ended on December 31, 2019.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2020

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	113,954	80,386	-	-	-	86,155
Second year	167,338	218,752	-	-	-	77,455
Third year	167,338	341,040	-	-	-	65,640
Fourth year	167,338	341,040	-	-	-	50,767
Fifth year and on	208,404	1,185,200	-	-	-	72,723
Total	824,372	2,166,418	-	-	-	352,740

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	100,000	-	-	-	7,390
Second year	-	50,000	-	-	-	2,550
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	150,000	-	-	-	9,940

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None.

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	37,500	-	-	-	5,992
Second year	-	37,500	-	-	-	4,500
Third year	-	37,500	-	-	-	3,000
Fourth year	-	37,500	-	-	-	1,502
Fifth year and on	-	-	-	-	-	-
Total	-	150,000	-	-	-	14,994

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2020 (cont`d)

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	113,954	217,886	-	-	-	99,537
Second year	167,338	306,252	-	-	-	84,505
Third year	167,338	378,540	-	-	-	68,640
Fourth year	167,338	378,540	-	-	-	52,269
Fifth year and on	208,404	1,185,200	-	-	-	72,723
Total	824,372	2,466,418	-	-	-	377,674

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.

g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	1	16	-	-	-	373
Second year	215	404	-	-	-	363
Third year	215	1,863	-	-	-	344
Fourth year	215	1,863	-	-	-	287
Fifth year and on	784	8,257	-	-	-	562
Total	1,430	12,403	-	-	-	1,929

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Cellcom Israel Ltd.
and Subsidiaries

Condensed Consolidated
Interim Financial Statements
As at June 30, 2020
(Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at June 30, 2020

Contents

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	June 30,	June 30,	June 30,	December 31,
	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	855	919	265	1,006
Current investments, including derivatives	428	488	141	473
Trade receivables	1,124	1,106	319	1,142
Current tax assets	8	3	1	3
Other receivables	81	86	25	69
Inventory	60	94	27	66
Total current assets	2,556	2,696	778	2,759

Trade and other receivables	836	692	200	782
Property, plant and equipment, net	1,639	1,335	385	1,432
Intangible assets and others, net	1,306	1,249	360	1,294
Investments in equity accounted investees	-	146	42	150
Right-of-use assets, net and Investment property	759	664	192	745

Total non- current assets	4,540	4,086	1,179	4,403

Total assets	7,096	6,782	1,957	7,162

Liabilities
Current maturities of debentures and of loans from financial institutions	512	324	93	509
Current maturities of lease liabilities	218	212	61	226
Trade payables and accrued expenses	692	615	177	687
Current tax liabilities	-	5	1	6
Provisions	103	94	27	99
Other payables, including derivatives	258	235	69	299

Total current liabilities	1,783	1,485	428	1,826

Long-term loans from financial institutions	300	163	47	300
Debentures	2,711	2,711	782	2,511
Long-term lease liabilities	556	471	136	533
Provisions	21	23	7	22
Other long-term liabilities	4	3	1	4
Liability for employee rights upon retirement, net	14	18	5	19
Deferred tax liabilities	79	34	10	60

Total non- current liabilities	3,685	3,423	988	3,449

Total liabilities	5,468	4,908	1,416	5,275

Equity attributable to owners of the Company
Share capital	1	2	1	2
Share premium	335	702	203	623
Receipts on account of share options	-	15	4	24
Retained earnings	1,290	1,155	333	1,236

Non-controlling interest	2	-	-	2

Total equity	1,628	1,874	541	1,887

Total liabilities and equity	7,096	6,782	1,957	7,162

Date of approval of the condensed consolidated financial statements: August 16, 2020.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	1,848	1,747	504	920	855	247	3,708
Cost of revenues	(1,374)	(1,308)	(377)	(679)	(664)	(192)	(2,725)

Gross profit	474	439	127	241	191	55	983

Selling and marketing expenses	(307)	(264)	(76)	(149)	(119)	(34)	(610)
General and administrative expenses	(149)*	(169)	(49)	(82)*	(90)	(26)	(300)*
Credit losses	(14)*	(22)	(6)	(10)*	(11)	(3)	(29)*
Other income (expenses), net	11	12	3	6	7	2	(20)

Operating profit (loss)	15	(4)	(1)	6	(22)	(6)	24

Financing income	29	6	2	12	10	3	49
Financing expenses	(108)	(104)	(30)	(64)	(44)	(13)	(193)
Financing expenses, net	(79)	(98)	(28)	(52)	(34)	(10)	(144)

Share in losses of equity accounted investees	-	(7)	(2)	-	(2)	(1)	(10)

Loss before taxes on income	(64)	(109)	(31)	(46)	(58)	(17)	(130)

Tax benefit	13	20	6	11	12	4	23
Loss for the period	(51)	(89)	(25)	(35)	(46)	(13)	(107)
Attributable to:
Owners of the Company	(51)	(89)	(25)	(35)	(46)	(13)	(107)
Non-controlling interests	-	-	-	-	-	-	-
Loss for the period	(51)	(89)	(25)	(35)	(46)	(13)	(107)

Loss per share
Basic loss per share (in NIS)	(0.44)	(0.60)	(0.17)	(0.30)	(0.30)	(0.09)	(0.90)

Diluted loss per share (in NIS)	(0.44)	(0.60)	(0.17)	(0.30)	(0.30)	(0.09)	(0.90)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	116,196,729	148,643,153	148,643,153	116,196,729	149,227,462	149,227,462	118,376,455

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	116,196,729	148,643,153	148,643,153	116,196,729	149,227,462	149,227,462	118,376,455

* Reclassified.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Loss for the period	(51)	(89)	(25)	(35)	(46)	(13)	(107)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges,net	-	-	-	-	(2)	-	-
Total other comprehensive loss for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	-	-	-	(2)	-	-
Other comprehensive loss items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	-	-	-	(4)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(4)
Total other comprehensive loss for the period, net of tax	-	-	-	-	(2)	-	(4)
Total comprehensive loss for the period	(51)	(89)	(25)	(35)	(48)	(13)	(111)
Total comprehensive loss attributable to:
Owners of the Company	(51)	(89)	(25)	(35)	(48)	(13)	(111)
Non-controlling interests	-	-	-	-	-	-	-
Total comprehensive loss for the period	(51)	(89)	(25)	(35)	(48)	(13)	(111)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions							US$ millions
For the six months ended June 30, 2020 (Unaudited)

Balance as of January 1, 2020	2	623	24	1,236	1,885	2	1,887	544
(Audited)
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(89)	(89)	-	(89)	(25)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	8	8	-	8	2
Equity offering	-	-	5	-	5	-	5	2
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	-	(2)	(2)	(1)
Exercise of share options	-	79	(14)	-	65	-	65	19

Balance as of June 30, 2020	2	702	15	1,155	1,874	-	1,874	541
(Unaudited)

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings	Total
						Non-controlling interests	Total equity
	NIS millions
For the six months ended June 30, 2019 (Unaudited)

Balance as of January 1, 2019	1	325	10	1,339	1,675	2	1,677
(Audited)
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(51)	(51)	-	(51)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2
Expiration of share options	-	10	(10)	-	-	-	-

Balance as of June 30, 2019	1	335	-	1,290	1,626	2	1,628
(Unaudited)

 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

 Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Capital reserves	Retained earnings	Total
							Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions								US$ millions
For the three months ended June 30, 2020 (Unaudited)

Balance as of April 1, 2020
(Unaudited)	2	643	21	2	1,197	1,865	2	1,867	539

Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	-	(46)	(46)	-	(46)	(13)
Other comprehensive income for the period, net of tax	-	-	-	(2)	-	(2)	-	(2)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	4	4	-	4	1
Equity offering	-	-	5	-	-	5	-	5	1
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	-	-	(2)	(2)	(1)
Exercise of share options	-	59	(11)	-	-	48	-	48	14
						-
Balance as of June 30, 2020	2	702	15	-	1,155	1,874	-	1,874	541
(Unaudited)

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total
						Non-controlling interests	Total equity
	NIS millions
For the three months ended June 30, 2019 (Unaudited)

Balance as of April 1, 2019
(Unaudited)	1	325	10	1,323	1,659	2	1,661
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(35)	(35)	-	(35)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2
Expiration of share options	-	10	(10)	-	-	-	-

Balance as of June 30, 2019	1	335	-	1,290	1,626	2	1,628
(Unaudited)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company					Non-controlling interests	Total equity
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total
	NIS millions
For the year ended December 31, 2019 (Audited)

Balance as of January 1, 2019	1	325	10	1,339	1,675	2	1,677
Comprehensive loss for the year
Loss for the year	-	-	-	(107)	(107)	-	(107)
Other comprehensive loss for the year, net of tax	-	-	-	(4)	(4)	-	(4)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	8	8	-	8
Equity offering	1	283	25	-	309	-	309
Expiration of share options		10	(10)
Exercise of share options	-	5	(1)	-	4	-	4

Balance as of December 31, 2019	2	623	24	1,236	1,885	2	1,887

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,

	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Loss for the period	(51)	(89)	(25)	(35)	(46)	(13)	(107)
Adjustments for:
Depreciation and amortization	439	460	133	225	240	69	898
Share based payments	2	8	2	2	4	1	8
Loss from (Gain on) sale of property, plant and equipment and intangible assets	1	-	-	1	-	-	(8)
Net change in fair value of investment property	-	3	1	-	1	-	6
Gain on sale of shares in a consolidated company	-	(1)	-	-	(1)	-	-
Tax benefit	(13)	(20)	(6)	(11)	(12)	(4)	(23)
Financing expenses, net	79	98	28	52	34	10	144
Other expenses	-	-	-	-	-	-	3
Share in losses of equity accounted investees	-	7	2	-	2	1	10

Changes in operating assets and liabilities:
Change in inventory	34	(28)	(8)	25	(22)	(6)	28
Change in trade receivables (including long-term amounts)	51	113	33	67	41	12	80
Change in other receivables (including long-term amounts)	1	(26)	(8)	(12)	(19)	(5)	13
Changes in trade payables, accrued expenses and provisions	(10)	(28)	(8)	(93)	19	4	(27)
Change in other liabilities (including long-term amounts)	3	(38)	(11)	8	(36)	(10)	23
Payments for derivative hedging contracts, net	(7)	(17)	(5)	(6)	(5)	(2)	(10)
Income tax paid	(7)	(6)	(2)	(4)	(4)	(1)	(12)
Income tax received	-	-	-	-	-	-	10
Net cash from operating activities	522	436	126	219	196	56	1,036

Cash flows from investing activities
Acquisition of property, plant and equipment	(186)	(137)	(39)	(59)	(71)	(20)	(324)
Acquisition of intangible assets and others	(111)	(95)	(27)	(54)	(43)	(12)	(233)
Investment in equity accounted investee	-	(3)	(1)	-	-	-	(157)*
Change in current investments, net	(9)	(45)	(13)	(11)	(54)	(16)	(49)
Receipts for other derivative contracts, net	8	11	3	7	1	-	9
Proceeds from sale of property, plant and equipment and intangible assets	-	-	-	-	-	-	181
Interest received	7	5	1	3	4	1	13
Cash disposed from sale of shares in a consolidated company	-	(4)	(1)	-	(4)	(1)	-
Net cash used in investing activities	(291)	(268)	(77)	(114)	(167)	(48)	(560)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,

	2019	2020	2020	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	-	(1)	-	-	-	-	(2)
Receipt of long-term loan from financial institutions	150	-	-	-	-	-	150
Repayment of long-term loans from financial institutions	(212)	(100)	(29)	(212)	(100)	(29)	(212)
Repayment of debentures	(308)	(223)	(65)	-	-	-	(504)
Repurchase of own debentures	-	-	-	-	-	-	(10)
Proceeds from issuance of debentures, net	-	194	56	-	194	56	-
Interest paid	(86)*	(77)	(22)	(16)*	(14)	(4)	(151)
Equity offering	-	5	1	-	5	1	309
Proceeds from exercise of share options	-	65	19	-	48	14	4
Payment of principal of lease liabilities	(122)*	(118)	(34)	(53)*	(50)	(14)	(256)
Net cash from (used in) financing activities	(578)	(255)	(74)	(281)	83	24	(672)

Changes in cash and cash equivalents	(347)	(87)	(25)	(176)	112	32	(196)

Cash and cash equivalents as at the beginning of the period	1,202	1,006	290	1,031	807	233	1,202
Cash and cash equivalents as at the end of the period	855	919	265	855	919	265	1,006

* Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim statements of the Group as at June 30, 2020 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group’s holdings in included entities. The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE) and on the New York Stock Exchange (NYSE).

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with     IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2019 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 16, 2020.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, Investment property is measured at fair value.  deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the six and three month period ended June 30, 2020, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2020 (NIS 3.466 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

Except as described below, the estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

During the six and three month periods ended June 30, 2020, management has updated an estimate as follows:

During the second quarter of 2020, the company entered in to agreement with Amdocs Israel Ltd for development a new CRM system, following which, the Company's depreciation committee examined the estimated useful life of the current CRM system. According to the Company's estimate, some of the components of the current CRM system will continue to be used by the Company according to the previously estimated useful life and the remaining of the current CRM system will be used by the Company until the period ending at June 30, 2021, therefore the estimated useful life of these components re-evaluated to the same period.

The effect of this change on the condensed consolidated interim financial statements, in current and future periods is as follows:

	For the six month period ended June 30, 2020	For the three month period ended June 30, 2020	For the six month period ending December 31, 2020	For the year ending December 31, 2021	Subsequently
	(Unaudited)
	NIS millions

Decrease (increase) in depreciation expenses	(17)	(17)	(4)	(5)	26

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of June 30, 2020	3.466	223.11
As of June 30, 2019	3.566	226.68
As of December 31, 2019	3.456	224.67

Increase (decrease) during the period:

Six months ended June 30, 2020	0.29%	(0.69)%
Six months ended June 30, 2019	(4.86)%	1.20%
Three months ended June 30, 2020	(2.78)%	(0.20)%
Three months ended June 30, 2019	(1.82)%	1.50%
Year ended December 31, 2019	(7.79)%	0.30%

*According to 1993 base index.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

Derivative financial instruments, including hedge accounting

The Group holds both derivative financial instruments to hedge its foreign currency and interest rate risk exposures and derivatives that do not serve hedging purposes.

The Group designates certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions and which derive from changes in foreign currency exchange rates and changes in the linkage component and flow in respect of CPI-linked loans and changes in the flow and interest on variable-rate loans.

At the inception of the hedging relationship the Group documents its risk management objective and its hedging strategy. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.

Measurement of derivative financial instruments
Derivatives are recognized initially at fair value. attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Fair value hedges
Changes in the fair value of a derivative financial instrument designated as a fair value hedge are recognized in profit or loss. Furthermore, changes in the fair value of the hedged item, with respect to the hedged risks, are also recognized in profit or loss with a corresponding adjustment to the carrying amount of the hedged item.

Cash flow hedges
When a derivative instrument is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly within a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

The Group designates only the change in fair value of the spot element of the forward exchange contract (‘spot element’) as the hedging instrument in cash flow hedging relationships. The change in fair value of the future price element of forward exchange contracts (‘forward element’) is not included as part of the hedging relationships and is accounted for as a cost of hedging, with the change being recognized as a cost of hedging reserve.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Derivative financial instruments, including hedge accounting (cont'd)

Cash flow hedges (cont'd)
If the result of a forecasted transaction is recognition of a non-financial asset (for example: inventory), the amounts that were accumulated in the hedging reserve and the cost of hedging reserve are included in the initial cost of the non-financial item upon its recognition. For all other hedged forecasted transactions, the amounts accumulated in the hedging reserve and cost of hedging reserve are reclassified to profit or loss in the same period, or same periods, in which the hedged forecasted future cash flows affect profit or loss.

If the hedge no longer qualifies as an accounting hedge, or the hedging instrument is sold, expires, is terminated or exercised, hedge accounting is discontinued on a prospective basis. When hedge accounting is discontinued, the amounts accumulated in the past in the hedging reserve and cost of hedging reserve remain in the reserve, until such time as they are included in the initial cost of the non-financial item (for hedged transactions whose result is a non-financial item), or until such time as they are reclassified to profit or loss in the period, or periods, in which the hedged forecasted future cash flows affect profit or loss (for other cash flows hedges).

If the hedged future cash flows are no longer expected to occur, the amounts accumulated in the past in the hedging reserve and cost of hedging reserve are immediately reclassified to profit or loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

●	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Six-month period ended June 30, 2020
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	1,076	671	-	1,747
Inter-segment revenues	8	74	(82)	-
Adjusted segment EBITDA*	256	210			466

Depreciation and amortization					(460)
Tax benefit					20
Financing income					6
Financing expenses					(104)
Other expenses					(2)
Share based payments					(8)
Share in losses of equity accounted investees					(7)
Loss for the period					(89)

	Six-month period ended June 30, 2019
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	1,138	710	-	1,848
Inter-segment revenues	6	74	(80)	-
Adjusted segment EBITDA*	309	148			457

Depreciation and amortization					(439)
Tax benefit					13
Financing income					29
Financing expenses					(108)
Other expenses					(1)
Share based payments					(2)

Loss for the period					(51)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended June 30, 2020
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	528	327	-	855
Inter-segment revenues	4	37	(41)	-
Adjusted segment EBITDA*	125	97			222

Depreciation and amortization					(240)
Tax benefit					12
Financing income					10
Financing expenses					(44)
Share based payments					(4)
Share in losses of equity accounted investees					(2)
Loss for the period					(46)

	Three-month period ended June 30, 2019
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	579	341	-	920
Inter-segment revenues	3	34	(37)	-

Adjusted segment EBITDA*	163	70			233

Depreciation and amortization					(225)
Tax benefit					11
Financing income					12
Financing expenses					(64)
Share based payments					(2)

Loss for the period					(35)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Year ended December 31, 2019
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,326	1,382	-	3,708
Inter-segment revenues	14	147	(161)	-

Adjusted segment EBITDA*	627	313			940

Depreciation and amortization					(898)
Tax benefit					23
Financing income					49
Financing expenses					(193)
Other expenses					(10)
Share based payments					(8)
Share in losses of equity accounted investees					(10)

Loss for the year					(107)

* Adjusted segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization, profits (losses) of equity account investees and share based payments, as a measure of operating profit. Adjusted Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Issuance of securities

In May 2020, the Company issued in an offering to the public:

•	NIS 222,000,000 principle amount of Debentures series L
•	2,220,000 Series 4 Options. Each series 4 option entitles the holder thereof to purchase one share at an exercise price of NIS 9.6, until September 30, 2020

The offering was made under the Company's 2017 shelf prospectus and the securities were registered for trading on the Tel Aviv Stock Exchange.

The immediate total net consideration received by the Company from the offering was approximately NIS 200 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	June 30,						December 31,
	2019			2020			2019
	Book value	Fair value		Book value	Fair value		Book value	Fair value
	NIS millions			NIS millions			NIS millions
Debentures including current maturities and accrued interest	(3,171)	(3,173	)*	(2,941)	(2,872	)*	(2,973)	(2,954	)*
Long-term loans from financial institutions including current maturities and accrued interest	(401)	(406)		(301)	(301)		(401)	(406)

* The fair value of marketable debentures is determined by reference to the market price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2020
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities, shares and deposits	485	-	-	485
Derivatives	-	3	-	3
Total assets	485	3	-	488
Financial liabilities at fair value
Derivatives	-	(3)	-	(3)
Total liabilities	-	(3)	-	(3)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

	June 30, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	425	-	-	425
Derivatives	-	3	-	3
Total assets	425	3	-	428
Financial liabilities at fair value
Derivatives	-	(1)	-	(1)
Total liabilities	-	(1)	-	(1)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities, shares and deposits	472	-	-	472
Derivatives	-	1	-	1
Total assets	472	1	-	473
Financial liabilities at fair value
Derivatives	-	(5)	-	(5)
Total liabilities	-	(5)	-	(5)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Revenues

Composition

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2020	2019	2020	2019
	(Unaudited)		(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	475	382	225	172	932

Revenues from services:
Cellular services	759	719	387	354	1,541
Land-line communications services	555	592	278	302	1,111
Other services	59	54	30	27	124
Total revenues from services	1,373	1,365	695	683	2,776
Total revenues	1,848	1,747	920	855	3,708

Note 8 - Share-Based Payments

In January 2020, the Company's Board of Directors decided to grant options to MR. Avi Gabai the CEO of the Company, and the Board of Directors decision was approved by the shareholders' meeting in March 2020.

The options granted will be vested in five portions after one, two, three, four and five years from the date of grant. The options are exercisable within 36 months from the date of maturity of each portion. For additional details, see Note 22 for the Annual Financial Statements.

In June 2020, the Company's board of directors resolved to grant employees of the Company (who are not office holders or directors) a total amount of approximately 2.416 million options at an exercise price of NIS 12.35 and approximately 631 thousand RSUs, under the Company's 2015 Share Incentive Plan, in accordance with the provisions of the previously announced February 2020 collective employment agreement.

In June 2020, the Company's board of directors resolved to grant approximately 4.03 million options under the Company's 2015 Share Incentive Plan, to certain non-directors office holders and certain senior employees, to be vested in three equal installments on each of the first, second and third anniversary of the grant at an exercise price of NIS 13.16 for the first installment, NIS 14.21 for the second installment and NIS 15.40 for the third installment. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second and third installments may be exercised within 12 months from their vesting.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Impairment testing for cash-generating units containing goodwill

As of December 31, 2019, the Company performed a quantitative assessment for goodwill impairment for each of its cash generating units.

The recoverable amount of each of the Company's cash-generating units was evaluated by the company with the assistance of an external appraiser using the Value In Use model which was calculated using discounted cash flows method based on a projected five-year cash flows. The five-year projected cash flows were estimated in light of the long-term growth rate. The Company used a relevant discount rate, which reflected the specific risks associated with the future cash flows of its cash-generating units.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described in the annual financial statements could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill in the future.

As of December 31, 2019, the recoverable amount of the Cellular segment and Fixed-line segment exceeded their carrying amount by approximately NIS 191 million and NIS 829 million, respectively, and therefore, no goodwill was determined to be impaired.

At the end of the second quarter of 2020, the Company examined if there are internal or external indicators of impairment, including the financial impact of the Corona virus on the Company's projected cash flows, and concluded that no impairment was required as of the balance sheet date.

Determining the fair value of cash generating units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further impairment testing in future periods.

Note 10 – Capital

In March 2020, the Israeli District Court granted the Company's motion and extended the exercise period of the Company's Series 3 options until June 30, 2020. As at June 30, 2020, 7,024,194 from Series 3 Options and 829,282 from series 4 Options were exercised.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk and, consequently, a revision of the amount of the provision. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of June 30, 2020 in respect of all lawsuits against the Group amounts to approximately NIS 54 million. There can be no guarantee that the actual costs of the lawsuits will not be more than the provision.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, six purported class actions were filed against the Group (three of which were reported as dismissed in Note 32 to the annual financial statements): three purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 128 million, a purported class action against the Group in which the amount claimed has not been quantified and two purported class actions against the Group and other defendants together in which the amount claimed has not been quantified. In addition, during the reporting period, an appeal was filed challenging the dismissal of a purported class action against the Group for approximately NIS 150 million, an appeal was two filed challenging the dismissal of a purported class action against the Group and other defendants together, in which the amount claimed has not been quantified, and an appeal was filed challenging the partial dismissal of a purported class action against the Group, in which the amount claimed has not been quantified.

During the reporting period, four purported class actions (three of which were reported as dismissed in Note 32 to the annual financial statements), were concluded: a purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 11 million, a purported class action against the Group and other defendants in a total amount estimated by the plaintiffs to be approximately NIS 20 million, and two purported class actions against the Group and other defendants, in which the amount claimed has not been quantified were concluded. In addition, a settlement agreement was approved by the court in a purported class action against the Group in a total amount estimated by the plaintiffs to be approximately of NIS 15 billion.

After the end of the reporting period, two purported class actions were filed against the Group in a total amount estimated by the plaintiffs to be approximately NIS 279 million. At this early stage, it is not possible to assess their chances of success.

After the end of the reporting period, three purported class actions were concluded: a purported class action against the Group and other defendants in an amount estimated by the plaintiffs to be approximately NIS 65 million, and two purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 267 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

Consumer claims (cont'd)

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

In March 2015, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as a class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers. In February 2017, a settlement agreement was filed with the court and in March 2020, the settlement agreement was approved by the court. The settlement agreement doesn't have a material effect on the financial statements.

Note 12 - Regulation and Legislation

In February 2020, the MOC announced the retrospective reduction of Bezeq's wholesale services tariffs which resulted in a one-time reduction of expense in an amount of NIS 28 million for surplus sums that the Company had previously paid.

Note 13 - Material events in the reporting period and after the end of the reporting period

Update on the Corona virus measures and possible implication

As previously reported in the annual financial statements, due to the Corona virus, there has been substantial decrease in international travel, which had an adverse effect on the inbound and outbound roaming services and on the results of operations in the first half of 2020, and is expected to continue have a material adverse effect on the company's roaming revenues.

In addition, the Israeli government published various regulatory requirements for Corona virus containment in Israel, including, the prohibition on public gathering and any unnecessary outing from one's home, including the closure of malls and other non-essential leisure establishments and substantial reduction of presence in the workplace. Following such instructions, the Company closed its points of sale and walk in centers for a certain period, which caused an adverse effect on end-user equipment sales. During this period, the Company took measures in order to mitigate such adverse effects, by reducing its expenses and investments including by reducing its sales operations and by sending a large number of employees on unpaid leave.

The Company's results for the six month period ended in June 30, 2020 reflect the negative effects of the Corona virus pandemic on the Company's roaming services and end-user equipment sales, and in addition, the Company's investment portfolio recorded a loss of NIS 27 million as a result of declines in the securities market.

The company examined the effect of the crisis on the existing balances in the Company's balance sheet, including current assets, inventory, fixed assets and impact on changes in lease agreements and did not make any material adjustments due to the crisis. In addition, management's estimates were examined, including an estimate of customers' credit losses, and adjustments were made, as much as necessary, in immaterial amounts.

The Company examined the sources of financing and liquidity and estimates that it has financial strength to cope with the crisis, and this among others, given the diversity of its areas of activity and the volume of liquidity balances.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 13 - Material events in the reporting period and after the end of the reporting period (cont'd)

Update on the Corona virus measures and possible implication (cont'd)

However, since this event is not under the Company's control and due to the nature of the crisis characterized by uncertainty, among other things, as to the time the epidemic ends, as of the date of approval of the financial statements, there is no certainty as to the extent of the impact on the economy in light of the continuing development of the crisis as a result the Corona virus expansion, including, among other things, the markets situation, the economic situation in Israel and worldwide, the extent of unemployment, the extent of private consumption, the fear of a local or global recession develops, or another outbreak of the virus. Such transverse effects, if occur, in whole or in a part, could adversely affect the Company's business and its results.

Golan transaction

Following Note 36 of the annual financial statements regarding a binding memorandum of understanding for the purchase of Golan Telecom Ltd.'s entire share capital, in June 2020, the Israeli Competition Commissioner granted its approval for the transaction and in August 2020, the Israeli Ministry of Communications, or MOC, approved the transaction subject to certain conditions including turning Golan Telecom into an MVNO for an interim period and a demand that Golan Telecom will return certain monetary benefits Golan Telecom previously received, in the sum of approximately NIS 75 million, which Golan Telecom disputes. A final decision by the MOC regarding such dispute shall be made at a later date. The Company is evaluating the  conditions.

Current investments

In July 2020, after the end of the reporting period, the Company resolved to realize its entire investment portfolio, which as of June 30, 2020 totaled NIS 405 million, in the near future.

Conclusion of the frequencies tender

In August 2020, after the end of the reporting period, the Company and its partners to the shared cellular network won 10MHz in the 700MHz frequencies band, 20MHz in the 2600MHz frequencies band and 100MHz in the 3500-3800 MHz frequencies band and will pay for such frequencies (in September 2022) license fees in an amount of approximately NIS 115 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: August 17, 2020	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary